[redacted] GROUP

08005534

SUPPL

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

SEC Mail Processing
Section

OCT 09 2008

Washington, DC
111

**Rule 12g3-2(b) File No.
82-34748**

Date 07 October 2008

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
OCT 28 2008
THOMSON REUTERS

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing

Kay Amelungse

Enclosures

04 October 2008 — Hypo Real Estate Holding AG: Georg Funke, CEO of Hypo Real Estate Holding AG, leaves the Group

Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters München
Commercial register München HRB 149393
Chairman of Supervisory Board Kurt F. Viermetz
Board of Management Georg Funke (Vorsitzender des Vorstandes)
Cyril Dunne, Dr. Markus Fell,
Thomas Glynn, Dr. Robert Grassinger,
Bo Heide-Ottosen, Frank Lamby,
Bettina von Oesterreich

Hypo Real Estate
GROUP

Munich, 07.10.2008: Release of an Ad hoc announcement according to § 15 WpHG

Hypo Real Estate Holding AG: Georg Funke, CEO of Hypo Real Estate Holding AG, leaves the Group

Georg Funke, CEO of Hypo Real Estate Holding AG, in agreement with the Supervisory Board, will leave the Group with immediate effect and has resigned from all mandates within the Group. For the time being his responsibilities will be assumed within the existing assignment of responsibilites of the Management Board.

A decision on the successor of the CEO of Hypo Real Estate Holding AG will be made today.

Contact:
Reiner Barthuber +49-89-203007-201

END